Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 26-07

Silver North Appoints New Director, Announces AGM and Grants Options

Vancouver, BC, February 24, 2026 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF, Frankfurt: I90, “Silver North” or the “Company”) is pleased to announce that Nancy Curry has been appointed to the board of directors of Silver North (the “Board”). In addition, the Company announces that the Annual General Meeting (the “AGM”) of the shareholders will be held on Thursday, March 26, 2026 at 1:30 pm PST in Vancouver B.C. at #410 – 325 Howe Street.

Mark T. Brown, Board Chair, noted that “We are very lucky to have someone of Nancy’s calibre and experience join the Board at a time when we are in a rapid growth phase following our highly successful drill programs. Nancy’s experience in finance will complement our team and add a new dimension to Board discussions and corporate planning.”

Upon her agreement to join the Board, Nancy Curry said “I’m incredibly excited to be joining the Board of Silver North at such a pivotal time for the Company. I believe Silver North is uniquely positioned to generate value for shareholders through its highly prospective silver portfolio in the Yukon. The Company’s recent discoveries in the renowned Keno Hill Silver District — particularly at the Haldane Project, where high-grade silver has been identified in drilling across two target areas — highlight the strength of its exploration success. In addition, the Tim property in southern Yukon, just 19 kms from Coeur’s Silver Tip Mine, has already revealed high-grade silver mineralization through partner-funded work. I look forward to working with Jason and Mark as they continue to advance and expand this portfolio.”

About Nancy Curry

Ms. Curry is the Vice President of Corporate Development of Kodiak Copper Corp. Having worked in senior management positions with several mineral and development companies for over 25 years. Nancy is committed to bringing industry recognized best practices to shareholder and stakeholder communications. Her career began in the financial services industry specializing in futures trading before focusing on mineral exploration. An exploration stage advocate, Nancy was nominated twice for Best Investor Relations by a TSX Venture Exchange Company by IR Magazine.

Nancy believes in giving back to the community and has volunteered her time to many local community organizations. Co-founding an annual Christmas Toy Drive supported by the local mining industry before becoming a founding director of Global Change for Children (www.gc4c.org). A foundation registered in 2009 by a group of women primarily from the mineral exploration industry in Vancouver, B.C.

Silver North Annual General Meeting

The AGM will include the re-election of returning directors Mark T. Brown, Jason Weber, Marc Blythe and Craig Lindsay, in addition to the election of Nancy Curry, the re-appointed of DeVisser Gray LLP, Chartered Professional Accountants, as auditor of the Company, and the approval of the Company's rolling incentive stock option plan.

The following officers are also expected to be re-appointed immediately after the AGM: Jason Weber as President & CEO, Robert Duncan as Vice President Exploration and Winnie Wong as Chief Financial Officer and Corporate Secretary.

Under the approved rolling incentive stock option plan, a maximum of 10% of the issued shares will be reserved for issuance under the plan. The plan is subject to TSX Venture Exchange acceptance.

Grant of Incentive Stock Options

The Board has also approved the grant of 5 million incentive stock options (the “Options”) to certain officers, directors, and consultants of the Company. The Options are exercisable for a period of 5 years at a conversion price of $0.35 per common share.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim Silver Project (under option to Coeur Mining, Inc.).  The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the US under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

To learn more visit: http://www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.